FORM C
TORRO VENTURES CF, LLC

EXHIBIT B – Loan Agreement



LOAN AGREEMENT

FUNDING DATE:	
LENDER:	Torro Ventures CF, LLC, a Wyoming limited liability company
BORROWER:	
LOAN AMOUNT:	$
INTEREST RATE:	_____ %
PAYMENT TERMS:	☐ $_____ per month ☐ Interest-only each month ☐ Balloon
MATURITY DATE:	Eighteen (18) months from the Funding Date

THIS LOAN AGREEMENT, PROMISSORY NOTE, AND SECURITY AGREEMENT (this "***Agreement***") is made as of the Funding Date indicated above, by and between Borrower and Lender (also indicated above).

1.   THE LOAN. Borrower agrees to borrow from Lender, and Lender agrees to lend to Borrower the Loan Amount indicated above (the "***Loan***"). The obligation to repay the Loan is evidenced by this Agreement and shall have the Payment Terms provided above. Borrower shall have the right to repay this Loan in whole or in part at any time, or from time to time, upon written notice to Lender.

2.   INTEREST. The principal balance of this Note shall bear simple interest at the Interest Rate indicated above per annum. Interest shall be calculated on the basis of a three hundred sixty (360) day year for the actual number of days elapsed. Interest shall commence on the Funding Date and shall continue on the outstanding principal balance hereof until paid in full.

3.   PAYMENTS. All payments of principal and interest shall be in lawful money of the United States of America. Payment made pursuant to this Agreement shall be applied first to accrued interest, and thereafter to the outstanding principal balance hereof. If any payments on this Note become due on a Saturday, Sunday or a public holiday under the laws of the State of Wyoming, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest in connection with such payment.

4.   REPRESENTATIONS OF BORROWER. Borrower represents and warrants to Lender as follows:

 4.01.   ***Good Standing***. Borrower is a limited liability company duly organized, validly existing, and in good standing under the laws of the jurisdiction of its organization. Borrower has the ability to own its property and to carry on its business as now being conducted and as proposed to be conducted.

 4.02.   ***Authority***. Borrower has full power and authority to enter into this Agreement, to borrow the funds, to execute and deliver this Agreement, and to incur the obligations provided for in this Agreement, all of which have been duly authorized by all proper and necessary corporate action. No consent or approval of shareholders or of any public authority is required as a condition to the validity of this Agreement.

 4.03.   ***Binding Agreement***. This Agreement constitutes the legal, valid, and binding obligations of Borrower enforceable in accordance with its terms, subject to bankruptcy and insolvency laws and any other laws of general application affecting the rights and remedies of creditors.

 4.04.   ***Financial Condition***. Borrower is legally and factually solvent on the date of the Loan and covenants and agrees that it will remain in at least as good a financial condition throughout the term of this Agreement as it is in on this date.

5.   COLLATERAL.

5.01.   ***Description***. To secure the faithful performance of this Agreement and the repayment of the indebtedness, Borrower hereby gives, assigns, and conveys to Lender, as collateral, a security interest in all of the accounts receivable acquired with the proceeds of the Loan (the "***Collateral***").

5.02.   ***Cooperation***. On demand of Lender, Borrower shall furnish further assurances of title, execute any written agreement, or do any other acts necessary to effectuate the intended purposes and provisions of this Agreement, execute any instrument or statement required by law or otherwise, in order to perfect and continue the security interest of Lender in the Collateral, and pay all costs of preparation and filing in connection therewith.

6.   NON-RECOURSE LOAN. Lender shall not enforce the liability and obligation of Borrower to perform and observe the obligations contained herein by any action or proceeding wherein a money judgment shall be sought against Borrower, except that Lender may bring a foreclosure action, an action for specific performance or any other appropriate action or proceeding to enable Lender to enforce and realize upon its interest under this Agreement, or in the Collateral, or any other collateral given to Lender pursuant to this Agreement; provided, however, that, except as specifically provided herein, any judgment in any such action or proceeding shall be enforceable against Borrower only to the extent of Borrower's interest in the Collateral and in any other collateral given to Lender to secure Borrower's obligations hereunder, and Lender, as applicable, by accepting this Agreement, shall not sue for, seek or demand any deficiency judgment against Borrower in any such action or proceeding under or by reason of or under or in connection with this Agreement.

7.   EVENTS OF DEFAULT. Each of the following events shall be an "***Event of Default***" hereunder:

(a)   Borrower fails to timely pay any installment or principal amount due under this Agreement on the date the same becomes due and payable or any accrued interest or other amounts due under this Agreement on the date the same becomes due and payable, and such payment is not made within ten (10) days of Borrower's receipt of Lender's written notice to Borrower of such failure to pay;

(b)   Borrower fails to observe or perform any term or covenant made by Borrower in this Agreement in any material respect and, as to any such breach that is capable of cure, Borrower fails to cure such breach within ten (10) days after Borrower has been provided with written notice of such breach;

(c)   Any representation or warranty made by Borrower, or any statement or representation made in any certificate, report, or opinion delivered pursuant to this Agreement shall prove to have been incorrect in any material respect when made; or

(d)   Borrower makes an assignment for the benefit of creditors, files a petition in bankruptcy, is adjudicated insolvent or bankrupt, petitions or applies to any tribunal for any receiver or any trustee of Borrower or any substantial part of its property, commences any proceeding relating to the arrangement or readjustment of debt, or for dissolution or liquidation under any law or statute of any jurisdiction, whether now or hereafter in effect, or if there is commenced against Borrower any such proceeding that remains undismissed for a period of ninety (90) days, or Borrower by any act indicates its consent, approval of, or acquiescence in any such proceeding or the appointment of any receiver of or any trustee for Borrower or any substantial part of its property, or permits any receivership or trusteeship to continue undischarged for a period of ninety (90) days.

7.01   ***Acceleration***. Upon the happening of any of the foregoing Events of Default, payments due pursuant to this Agreement shall be immediately due and payable, in full.



7.02   ***Disposition of Collateral***. Upon the happening of any Event of Default, or the happening of any event that precipitates liability, Lender may, in addition to all other remedies, appropriate, collect, and realize upon the Collateral, and sell, deliver, or make any agreement with respect to the Collateral, make any sale or sales, public or private, at prices and on terms as it may deem best; and Lender shall have the right to purchase any and all of the Collateral, free from any right of redemption. Lender shall apply the proceeds of any sale or other transaction, first to the payment of all costs (including reasonable attorney fees) incurred, and then to the payments required pursuant to this Agreement, and shall pay the surplus, if any, to Borrower.

8.   MISCELLANEOUS

8.01.   ***No Waiver***. Lender shall not by any act of omission or commission be deemed to waive any of its rights or remedies hereunder unless the waiver is in writing and is signed by Lender, and then only to the extent specifically set forth therein; a waiver on one event shall not be construed as continuing or as a bar to or waiver of the right or remedy on a subsequent event.

8.02.   ***Governing Law***. This Agreement shall be governed by the laws of Wyoming, shall not be amended except by a writing signed by both Borrower and Lender, may be executed in several counterparts, each of which shall be deemed to be an original, and shall inure to the benefit of and be binding upon their respective successors and assigns. The parties hereto consent to the jurisdiction of courts located in Wyoming, and further consent that any process or notice or other application to any court or a judge thereof may be served within or without the state of Wyoming by certified mail or by personal service, provided a reasonable time for appearance is allowed. The parties each hereby waive their right to trial by jury with respect to any legal proceeding arising out of or in connection with this Agreement.

(signatures on following page)



IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the Funding Date.

BORROWER:

By: _____

Name: _____

Its: _____

LENDER:
TORRO VENTURES CF, LLC,
a Wyoming limited liability company

By: _____
Cameron Montgomery, Officer

By: _____
Clay Taylor, Officer

